FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 15, 2003

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A Perez Companc S.A. (Buenos Aires: PC NYSE:PC), controlling company with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: PECO), announces Pecom Energía S.A.´s oil and gas production for June 2003, second quarter of 2003 and cumulative production for 2003 fiscal year.	3

EXHIBIT		PAGE
B.	Perez Companc S.A announces that the General Special Shareholders´ Meeting held on July 8, 2003 approved, by a majority of votes present thereat, the Company´s non-adherence to the Optional Statutory System for Binding Public Offering regulated under Executive Order No. 677/2001.	5

EXHIBIT		PAGE
C.	Perez Companc S.A. announces announces that Petrobras Energía Venezuela S.A., a subsidiary wholly owned by Pecom Energía S.A., subscribed loan agreements in the amount of US$ 105 million with the International Finance Corporation, the financial branch of the World Bank.	7

EXHIBIT A

Attached hereto as Exhibit A Perez Companc S.A. (Buenos Aires: PC NYSE:PC), controlling company with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: PECO), announces Pecom Energía S.A.´s oil and gas production for June 2003, second quarter of 2003 and cumulative production for 2003 fiscal year.

Buenos Aires, July 15, 2003 – Perez Companc S.A. (Buenos Aires: PC NYSE:PC), controlling company with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: PECO), announces Pecom Energía S.A.´s oil and gas production for June 2003, second quarter of 2003 and cumulative production for 2003 fiscal year.

EXHIBIT B

Perez Companc S.A announces that the General Special Shareholders´ Meeting held on July 8, 2003 approved, by a majority of votes present thereat, the Company´s non-adherence to the Optional Statutory System for Binding Public Offering regulated under Executive Order No. 677/2001.

Buenos Aires, July 11, 2003 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announces that the General Special Shareholders´Meeting held on July 8, 2003 approved, by a majority of votes present thereat, the Company´s non-adherence to the Optional Statutory System for Binding Public Offering regulated under Executive Order No. 677/2001.

Such system provides that in the event a person or entity seeks to obtain the control of a company whose shares are admitted to the public offering system, such person or entity must previously make such offering to a given percentage of minority shareholders that, in some cases, may include all investors.

Since the proposed system has no precedent in the Republic of Argentina and non-adherence does not restrain the voluntary exercise of such an offering, the Company´s shareholders decided by a majority of votes not to adhere to the Optional Statutory System for Binding Public Offering.

EXHIBIT C

Perez Companc S.A. announces announces that Petrobras Energía Venezuela S.A., a subsidiary wholly owned by Pecom Energía S.A., subscribed loan agreements in the amount of US$ 105 million with the International Finance Corporation, the financial branch of the World Bank.

LOAN AGREEMENT SUBSCRIBED WITH THE IFC

Buenos Aires, July 7, 2003. Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announces that Petrobras Energía Venezuela S.A., a subsidiary wholly owned by Pecom Energía S.A., subscribed loan agreements in the amount of US$ 105 million with the International Finance Corporation, the financial branch of the World Bank.

The financing consists of loans with terms of up to nine years that will be used for the investment plan related to the oil reserve development in the four fields in which the Company operates in Venezuela through Petrobras Energia Venezuela S.A.: Acema, Mata, La Concepción and Oritupano Leona.

Disbursements under the beforementioned loans are estimated to be made mostly during this year.

Such financing highlights the significance of the projects conducted by the Company in Venezuela.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 07/15/2003

By: _____________________ By:_____________________

Name: Jorge de la Rua Name: Daniel Eduardo Rennis

Title: Attorney Title: Attorney